Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-4 of Caesars Entertainment Corporation of our report dated February 14, 2017, relating to the consolidated financial statements and financial statement schedule of Caesars Growth Partners, LLC (“CGP LLC”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to CGP being a defendant in litigation relating to certain transactions with related parties), appearing in the Annual Report on Form 10-K of Caesars Acquisition Company for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

June 2, 2017